Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Danka Business Systems PLC:

We consent to incorporation by reference in the registration statements (Nos. 333-100933, 333-83936, 333-83938, 333-87042 and 333-89837) on Form S-8 of Danka Business Systems PLC, of our report dated May 20, 2003, relating to the statement of net assets available for benefits of the Danka 401(k) Profit Sharing Plan (formerly known as Danka Office Imaging Company 401(k) Profit Sharing Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the Danka 401(k) Profit Sharing Plan.

/s/    KPMG LLP

Tampa, Florida

July 13, 2003